Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended September 30,	Years Ended March 31,
	2009	2009	2008	2007	2006
Earnings (loss) from operations before income tax provision	$ 155,697	$ (3,188,197)	$ 437,327	$ 1,043,854	$ 715,462
Fixed Charges:
Interest Expense	71,955	182,805	89,225	71,474	52,648
Interest on uncertain tax positions included in earnings from operations before income tax provision[1]	2,197	5,217	1,232	(649)	780
Portion of rental expenses representative of interest factor[2]	18,743	37,487	39,080	32,383	15,969
Earnings (loss) available for fixed charges	$ 248,592	$ (2,962,688)	$ 566,864	$ 1,147,062	$ 784,859
Fixed Charges:
Interest Expense	$ 71,955	$ 182,805	$ 89,225	$ 71,474	$ 52,648
Interest expense included in interest expense not related to third party indebtedness[1]	(2,197)	(5,217)	(1,232)	649	(780)
Portion of rental expense representative of interest factor[2]	18,743	37,487	39,080	32,383	15,969
Total Fixed Charges	$ 88,501	$ 215,075	$ 127,073	$ 104,506	$ 67,837
Consolidated ratio of earnings (loss) to fixed charges	2.8	(13.8)	4.5	11.0	11.6

1)

The portion of interest related to uncertain tax positions is excluded from the calculation.

2)

The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.